Filed Pursuant to Rule 424(b)(5)

Registration No. 333-289876

PROSPECTUS SUPPLEMENT

(To Prospectus Supplement Dated November 21, 2025

and Prospectus Dated September 19, 2025)

Up to $31,839,162

Common Stock

This prospectus supplement amends and supplements the information in the prospectus supplement dated October 15, 2025, as previously amended and supplemented on November 21, 2025 (the “ATM Prospectus Supplement”), to the accompanying prospectus, dated September 19, 2025 (the “Base Prospectus” and, collectively with the ATM Prospectus Supplement, the “Prospectus”) filed as part of our registration statement on Form S-3 (File No. 333-289876) (the “Registration Statement”), relating to the offer, issuance and sale of shares of our common stock, par value $0.001 per share, from time to time pursuant to the terms of an at-the-market offering agreement dated as of October 15, 2025 (the “Sales Agreement”), between us and Ladenburg Thalmann & Co. Inc. (“Ladenburg”). Through the date hereof, we have sold an aggregate of $9,430,968.92 of shares of our common stock through Ladenburg as sales agent under the Sales Agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

We are filing this prospectus supplement to amend and supplement the ATM Prospectus Supplement (and replaces the amendment and supplement dated November 21, 2025) to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this prospectus supplement, we are offering an additional $31,839,162 of our common stock for sale under the Sales Agreement, which does not include $18,106,838 of shares that were originally authorized pursuant to the ATM Prospectus Supplement.

Our common stock is listed on the NYSE American under the symbol “AMZE.” On March 30, 2026, the last reported sale price of our common stock on the NYSE American was $0.1866 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the ATM Prospectus Supplement and in the documents that are incorporated by reference in this prospectus supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Ladenburg Thalmann

The date of this prospectus supplement is March 31, 2026.

DILUTION

If you invest in our common stock in this offering, your ownership interest may be diluted immediately to the extent of the difference between the price per share of our common stock you pay in this offering, and the as adjusted net tangible book value per share of our common stock immediately after giving effect to this offering.

We calculate net tangible book value per share by dividing our net tangible book value, which is tangible assets less total liabilities, by the number of outstanding shares of our common stock. Dilution as presented below represents the difference between the assumed price per share paid by purchasers of shares of our common stock in this offering and the as adjusted net tangible book value per share of our common stock after giving effect to this offering. Our historical net tangible book value as of December 31, 2025 was approximately $(19,923,175) or $(0.63) per share of our common stock.

After giving effect to the sale of shares of common stock offered by the prospectus supplement in the aggregate amount of approximately $31,839,162 at an assumed public offering price of $0.1866 per share of common stock (which was the last reported sale price of our common stock on the NYSE American on March 30, 2026), and after deducting the commissions and estimated aggregate offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2025 would have been approximately $10,935,812, or $0.05 per share of our common stock. This represents an immediate increase in as adjusted net tangible book value of $0.68 per share to our existing stockholders and an immediate dilution of $0.14 per share to the new investors purchasing shares in this offering.

The following table illustrates this per share dilution:

Assumed public offering price per share of common stock		$0.1866
Net tangible book value per share as of December 31, 2025	$(.63)
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	$0.68
As adjusted net tangible book value per share immediately after giving effect to this offering		$0.05
Dilution per share to investors purchasing shares in this offering		$0.14

The information discussed above is illustrative only and may differ based on the actual offering price and the actual number of shares offered.

The number of shares of our common stock to be outstanding after this offering is based on 31,470,900 shares of our common stock outstanding as of December 31, 2025. Unless specifically stated otherwise, the number of shares of our common stock to be outstanding as used throughout this prospectus supplement excludes:

●	284,594 shares of our common stock issuable upon the conversion of Series A convertible preferred stock outstanding as of December 31, 2025;

●	50,674 shares of our common stock issuable upon the conversion of Series B convertible preferred stock outstanding as of December 31, 2025;

●	46,522 shares of our common stock issuable upon the conversion of Series C convertible preferred stock outstanding as of December 31, 2025;

●	2,977,917 shares of common stock issuable upon exercise of convertible promissory notes outstanding as of December 31, 2025

●	885,899 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2025; and

●	3,060,044 shares of our common stock reserved for future issuance under our Amended and Restated 2021 Equity Incentive Plan, as of December 31, 2025.

To the extent that convertible preferred stock, convertible notes and warrants outstanding as of December 31, 2025 have been or may be converted or exercised, as applicable, or other shares are issued, investors purchasing our common stock in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

RECENT DEVELOPMENTS

Collaboration with LA Times Studio, LLC

On March 24, 2026, the Company entered into a strategic collaboration with LA Times Studios, LLC to launch Food Channel LA. Pursuant to the collaboration, Food Channel LA will operate as a live, commerce-enabled creator platform which will be distributed throughout the LA Times Studios, LLC’s’ website and social media channels and provide live shopping, creator programming and direct-to-consumer product experiences to the audience. The strategic collaboration remains subject to the parties agreeing upon the terms of a definitive agreement and we will require additional capital to develop the platform.

Ongoing Litigation

Amaze Holding Company LLC is a defendant in G&I IX Aviation LLC v. Teespring, Inc. et al., Case No. 23-CI-00220 in Boone County Circuit Court, Kentucky. When Amaze acquired certain assets of Teespring, Inc., pursuant to an Asset Purchase Agreement in November 2022, Teespring, Inc. leased commercial property located at 1201 Aviation Boulevard, Hebron, Kentucky, owned by Plaintiff G&I IX Aviation LLC (“G&I”). During and after APA negotiations, Amaze attempted to assume the lease, but Plaintiff refused to consent to the assignment of the lease unless Amaze paid previous obligations the landlord claimed Teespring. Inc. owed. Ultimately, G&I and Amaze never signed a consent to assignment of the lease. Plaintiff provided a notice of default on December 15, 2022, and filed its complaint against Teespring, Inc. and Amaze on February 1, 2023. Plaintiff demands $868,513.34 in unpaid rent plus attorneys’ fees On June 12, 2024, the court denied Plaintiff’s motion for summary judgment against Amaze. Plaintiff filed a second motion for summary judgment on August 28, 2025. On February 13, 2026, the Court granted Plaintiff’s second motion for summary judgment and awarded liquidated damages in the amount of approximately $1,311,986, plus court costs and reasonable attorney fees in an amount to be determined, which shall bear post judgment interest at the 6% statutory rate. On March 20, 2026, Amaze requested that the Court reduce the award by approximately $205,000 in unreasonable fees and costs. Amaze plans to appeal the decision when it becomes final.

2025 Preliminary Financial Results

Based on preliminary, unaudited estimates, and the Company expects to report net revenues of $2.0 million for the 12 months ended December 31, 2025 and a net loss of $55.0 million for the 12 months ended December 31, 2025 including a $34.0 million Goodwill impairment charge. This financial information is unaudited, based on currently available information, and subject to audit adjustment. Investors should note that the $0.1 million reduction between our net revenues for the nine months ended September 30, 2025 and the net revenues for the 12 months ended December 31, 2025 is due to approximately $0.8 million of exceptional net revenue adjustments.

Goodwill Impairment

We have recorded goodwill as a result of our acquisition of Amaze Software. On September 30, 2025, we had over $97 million of goodwill on our balance sheet. Goodwill is not amortized, but rather, is tested for impairment at the reporting unit level. We have two reporting units consisting of E-Commerce/Subscriptions and Wine Products. Goodwill is required to be tested for impairment annually in accordance with generally accepted accounting principles and between annual tests if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. At December 31, 2025, we expect to recognize a goodwill impairment charge of up to $34 million, subject to audit adjustment. Anticipated goodwill impairment charges will negatively impact our stockholders’ equity and further increase our net loss as of December 31, 2025.

RISK FACTORS

Investing in our securities involves risks. Before purchasing the common stock, offered by this prospectus supplement you should consider carefully the risk factors described in this prospectus supplement, the accompanying prospectus, as well as the risks, uncertainties and additional information set forth in our reports on Forms 10-K, 10-Q and 8-K that we file with the Commission after the date of this prospectus supplement and which are deemed incorporated by reference in this prospectus supplement.

As a result of our history of losses and negative cash flows from operations, there is substantial doubt about our ability to continue as a going concern.

Our history of operating losses and negative cash flows from operations raises substantial doubt about our ability to continue as a going concern. Our future viability as an ongoing business is dependent on our ability to generate cash from our operating activities or to raise additional capital to finance our operations. If we are unable to raise additional capital as and when needed, our business, financial condition and results of operations will be materially and adversely affected, and we may be forced to delay our development and expansion efforts, limit our activities and reduce operating costs. If we are unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. The inclusion of a going concern explanatory paragraph by our independent registered public accounting firm, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price, and our ability to raise new capital, enter into contractual relationships with third parties and otherwise execute our business strategy.

Goodwill impairment charges could negatively impact our net income and stockholders’ equity.

We have recorded goodwill as a result of our acquisition of Amaze Software. On September 30, 2025, we had over $97 million of goodwill on our balance sheet. Goodwill is not amortized, but rather, is tested for impairment at the reporting unit level. We have two reporting units consisting of E-Commerce/Subscriptions and Wine Products. Goodwill is required to be tested for impairment annually in accordance with generally accepted accounting principles and between annual tests if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. There are numerous risks that may cause the fair value of a reporting unit to fall below its carrying amount, which could lead to the recognition of a goodwill impairment charge. These risks include:

●	adverse changes in macroeconomic conditions, the business climate, or the market for the entity’s products or services;
●	significant variances between actual and expected financial results;
●	negative or declining cash flows;
●	lowered expectations of future results;
●	failure to realize anticipated synergies from acquisitions;
●	significant expense increases;
●	a more likely-than-not expectation of selling or disposing all, or a portion of, a reporting unit;
●	the loss of key personnel; and
●	an adverse action or assessment by a regulator.

Our goodwill impairment testing involves the use of estimates and the exercise of judgment, including judgments regarding expected future business performance and market conditions. Significant changes in our assessment of such factors, including the deterioration of market conditions, could affect our assessment of the fair value of one or more of our reporting units and could result in a goodwill impairment charge in a future period. At December 31, 2025, we expect to recognize a goodwill impairment charge of up to $34 million, subject to audit adjustment. Anticipated goodwill impairment charges will negatively impact our stockholders’ equity and further increase our net loss at December 21, 2025.

We have incurred significant losses, and anticipate that we will incur continued losses for the foreseeable future.

We have incurred significant net losses to date, and we expect that we will continue to incur net losses for the foreseeable future. We have incurred net losses in each period since our inception, including approximately $55.0 million (of which approximately $37.6 million was non-cash including the goodwill impairment) and $2.5 million for the years ended December 31, 2025 and 2024, respectively. We expect our expenses to increase in connection with our ongoing activities, particularly as we aim to invest in the development of our marketplaces, increase our marketing efforts and expand our operations. In addition to the expected costs to grow our business, we also expect to expand our operational, compliance, payments and financial infrastructure as well as incur significant additional legal, accounting and other expenses as a newly public company.

If we fail to increase our revenue to offset the increases in our operating expenses, we may not achieve or sustain profitability in the future. We will need to generate substantial additional revenue to achieve and then sustain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any period of time. We will require substantial additional capital to finance our operations and growth. If we are unable to raise capital when needed or on acceptable terms, then we may be forced to delay, reduce or eliminate our development and expansion efforts, which could have a material adverse effect on our business, growth prospects and financial condition.

We are subject to a judgment in favor of Teespring, Inc. which will require significant capital to satisfy and in the event we are unable to satisfy such judgment it may cause material harm our business, financial condition and results of operations and your investment in the company.

Amaze Holding Company LLC is a defendant in G&I IX Aviation LLC v. Teespring, Inc. et al., Case No. 23-CI-00220 in Boone County Circuit Court, Kentucky. On February 13, 2026, the Court has awarded liquidated damages to the Plaintiff in the amount of approximately $1,311,986, plus court costs and reasonable attorney fees in an amount to be determined, which shall bear post judgment interest at the 6% statutory rate. We will need to generate substantial additional revenue or require substantial additional capital to satisfy the judgment and our ability to do so may be limited.

If the judgment is not reduced, overturned or resolved in our favor on appeal, we may be required to divert resources to satisfy the judgment amount that would otherwise be used for our business operations, planned expenditures or other corporate purposes. The diversion of resources could cause a delay or prevent the implementation of future business plans and adversely affect our overall business strategy, liquidity and financial condition.

Additionally, if we are unable to raise the necessary capital when needed or on acceptable terms in order to satisfy the judgment, then we may be subject to enforcement actions, including liens or garnishment, which could have a material adverse effect on our business operations and your investment in the company.

We may not be able to obtain additional capital to fund the operations and growth of our business.

We expect to require additional capital to fund our business operations and growth, and to respond to business opportunities, challenges, or unforeseen circumstances The failure to secure additional capital could have a material adverse effect on the continued development, expansion or growth of our business. Accordingly, we will need to seek additional capital through a combination of private and public equity offerings, debt financings, and strategic partnerships and alliances. We may incur debt or issue equity securities ranking senior to our common stock. Those securities will generally have priority upon liquidation. Such securities also may be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. Because our decision to issue debt or equity in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital raising efforts. As a result, future capital raising efforts may reduce the market price of our common stock and be dilutive to existing stockholders. The inability to obtain financing in a timely basis or on favorable terms may make it more difficult for us to operate our business or implement our growth plans, and to respond to business opportunities, challenges, or unforeseen circumstances.

Our substantial indebtedness could adversely affect our financial condition, limit our ability to raise additional capital to fund our operations and prevent us from fulfilling our obligations under our indebtedness.

We have incurred significant indebtedness, and may incur additional debt for operations and other reasons related to our overall growth strategy. As of December 31, 2025, we had notes payable and other indebtedness of approximately $7.1 million. As a result of our substantial indebtedness, a significant amount of our cash flows will be required to pay interest and principal on our outstanding indebtedness, and we may not generate sufficient cash flows from operations. The agreements governing a portion our notes payable contain restrictive covenants, including but not limited to, our ability to incur additional indebtedness, make certain payments and dispose of assets. Any additional debt, to the extent we are able to incur it, may further restrict the manner in which we conduct business and could impact our ability to implement elements of our strategy.

If we are not able to comply with the applicable continued listing requirements or standards of the NYSE American, which will likely require our company to affect a reverse stock split at our annual meeting of stockholders scheduled for late May 2026 to maintain a minimum trading price, our common stock could be delisted from the NYSE American.

Our common stock is listed on the NYSE American and has traded below $0.30 per share since March 16, 2026. In order to maintain this listing, we must maintain a certain share price, financial and share distribution targets, including maintaining a minimum amount of stockholders’ equity and a minimum number of public stockholders. In addition to these objective standards, the NYSE American may delist the securities of any issuer (i) if, in its opinion, the issuer’s financial condition and/or operating results appear unsatisfactory; (ii) if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the NYSE American inadvisable; (iii) if the issuer sells or disposes of principal operating assets or ceases to be an operating company; (iv) if an issuer fails to comply with the NYSE American’s listing requirements; (v) if an issuer’s securities sell at what the NYSE American considers a “low selling price” which the exchange generally considers $0.10 per share, the NYSE American may suspend trading of our common stock, until the issuer corrects this via a reverse split of shares after notification by the NYSE American; or (vi) if any other event occurs or any condition exists which makes continued listing on the NYSE American, in its opinion, inadvisable.

Furthermore, the NYSE American has proposed a rule to amend Section 1003(f)(v) of the NYSE American LLC Company Guide to provide that if a security’s closing price is less than $0.25 (the “Minimum Trading Price”) on any trading day, the NYSE American will immediately suspend trading and commence delisting proceedings. Issuers will not be entitled to submit a plan to regain compliance, however, all issuers will retain the right to appeal a delisting decision. In addition, under the proposed rule NYSE American may suspend trading in a security that “has experienced a precipitous decline” and is not likely to recover even if not trading below the Minimum Trading Price. The proposed rule, if approved by the SEC, is expected to become effective on October 1, 2026. While we intend to propose a reverse split of our common stock at our stockholder meeting expected to be held in May 2026, in the event such proposed is not approved, or our meeting is delayed, we may be delisted from the NYSE American. Approval of a reverse split requires the majority of voting power of our outstanding common stock and, because our board of directors and management own limited shares of common stock, approval will depend on the vote of our unaffiliated stockholders. There are no assurances how the market price of our common stock will be impacted in future periods as a result of the general uncertainties in the capital markets and any specific impact on our Company as a result of the recent volatility in the capital markets.

Sales of a substantial number of shares of our common stock in the public market, including in this offering, could cause our stock price to fall.

All of our shares of common stock sold in this offering will be freely tradeable without restriction. As a result, a substantial number of shares of our common stock may be sold in the public market following this offering, which could cause the market price of our common stock to decline.

Future sales of substantial amounts of our common stock, or securities convertible or exchangeable into shares of our common stock, into the public market, including shares of our common stock issued upon exercise of convertible notes and warrants, or the perception that those sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise capital in the future. Additionally, the market price of our common stock could decline as a result of sales by, or the perceived possibility of sales by, our existing stockholders of shares of our common stock in the market after this offering. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

You may experience immediate and substantial dilution.

The price per share of our common stock in this offering may exceed the net tangible book value per share of our outstanding common stock. Assuming that an aggregate of 170,627,878 shares of our common stock are sold at a price of $0.1866 per share, the last reported sale price of our common stock on the NYSE American on March 30, 2026, for aggregate gross proceeds of approximately $31,839,162, you will experience immediate dilution of $0.14 per share. In addition, you may also experience additional dilution after this offering on any future equity issuances. To the extent we issue equity securities, our stockholders will experience substantial additional dilution. See “Dilution” for additional information.

You may experience future dilution as a result of future equity offerings.

In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock . We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our common stock, or securities convertible or exchangeable into common stock, in future transactions may be higher or lower than the price per share paid in this offering.

We have broad discretion in the use of the net proceeds of this offering and, despite our efforts, we may use the net proceeds in a manner that does not increase the value of your investment.

We intend to use the net proceeds from this offering for general corporate purposes and working capital. We may also use a portion of the net proceeds from this offering to acquire or invest in complementary businesses, technologies, product candidates or other intellectual property, although we have no present commitments or agreements to do so. However, we have not determined the specific allocation of the net proceeds among these potential uses. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning our specific intentions. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Our convertible notes have certain limitations on our use of proceeds, which may limit our ability to use this offering to raise capital.

The convertible notes that we issued in September 2025 may require us to use the proceeds of this offering to pay down the principal and interest on those convertible notes. Any limitations that require us to use the proceeds of the offering to pay down the notes rather than on our business could have an adverse effect on our results of operations and prospects. We could also be required to raise capital through other means and there is no assurance that such funding will be available on terms that are acceptable to us.

Sales of common stock offered hereby will be in “at the market offerings,” and investors who buy shares at different times will likely pay different prices.

Investors who purchase shares in this offering at different times will likely pay different prices, and accordingly may experience different levels of dilution and different outcomes in their investment results. We will have discretion, subject to market demand, to vary the timing, prices and number of shares sold in this offering. In addition, subject to the final determination by our board of directors or any restrictions we may place in any applicable placement notice delivered to Ladenburg, there is no minimum or maximum sales price for shares to be sold in this offering. Investors may experience a decline in the value of the shares they purchase in this offering as a result of sales made at prices lower than the prices they paid.

The actual number of shares we will issue under the sales agreement, at any one time or in total, is uncertain.

Subject to certain limitations in the sales agreement and compliance with applicable law, we have the discretion to deliver a sales notice to Ladenburg at any time throughout the term of the sales agreement. The number of shares that are sold by Ladenburg after we deliver a sales notice will fluctuate based on the market price of the common stock during the sales period and limits we set with Ladenburg. Because the price per share of each share sold will fluctuate based on the market price of our common stock during the sales period, it is not possible at this stage to predict the number of shares that will be ultimately issued or the aggregate proceeds to be raised.

LEGAL MATTERS

The validity of the common stock offered by this prospectus supplement will be passed upon by Nason Yeager Gerson Harris & Fumero, P.A., 3001 PGA Boulevard, Suite 305, Palm Beach Gardens, Florida 33410. Ellenoff Grossman & Schole LLP, New York, New York, has acted as counsel to Ladenburg Thalmann & Co. Inc. in connection with this offering.